Exhibit 99.1
Media Relations Contacts
Lucas van Grinsven – Corporate Communications – +31 40 268 3949 – Veldhoven, the Netherlands
Investor Relations Contacts
Craig DeYoung – Investor Relations – +1 480 383 4005 – Tempe, Arizona
Franki D’Hoore – Investor Relations – +31 40 268 6494 – Veldhoven, the Netherlands
ASML Announces 2007 Third Quarter Results
Strong demand for latest chip litho systems prompts solid outlook
VELDHOVEN, the Netherlands, October 17, 2007 — ASML Holding NV (ASML) today announces 2007 third quarter results according to US GAAP as follows:
•	Q3 2007 net sales of EUR 940 million versus Q2 2007 net sales of EUR 935 million (Q3 2006 net sales of 958 million)

•	Q3 2007 net income of EUR 168 million or 17.9 percent of net sales versus Q2 2007 net income of EUR 161 million or 17.2 percent of sales (Q3 2006 net income of EUR 172 million or 17.9 percent of sales)

•	Q3 2007 net bookings valued at EUR 857 million with 40 systems including 35 new and 5 used systems, leading to an order backlog valued at EUR 1,769 million as of September 30, 2007
“Another set of solid results prove ASML’s ability to weather the semiconductor cycle. The stability of our earnings and backlog is underpinned by our powerful technology which helps chip makers produce the world’s most advanced integrated circuits,” said Eric Meurice, president and CEO of ASML. “In the first quarter of its introduction we shipped 6 units of our new TWINSCAN XT:1900i, the only immersion lithography machine in the world capable of imaging chip features down to 36.5 nanometers (nm). With 60 immersion systems shipped to date, our immersion technology is now widely accepted as the standard for critical layer high volume chip manufacturing, solidifying our technology leadership position worldwide and supporting our significant growth in Japan. With our more mature i-Line and KrF systems, customers achieved new productivity records, and we plan for further aggressive improvements over the full

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breadth of our product portfolio. Confidence in the execution of our strategy has led us to return close to two billion euros to our shareholders in less than two years, and we have decided to use excess cash for a new buy back program of up to 14 million of our shares,” Meurice said.
Operations Update
In Q3 2007, ASML net sales of EUR 940 million was slightly higher compared with the previous quarter. In Q3 2007, ASML shipped 54 new and 5 used systems, totaling sales of EUR 849 million, and generated revenue from field and service options of EUR 91 million. Net sales for Q2 2007 included the shipment of 65 new and 4 used machines, totaling EUR 831 million, and revenue from field and service options of EUR 104 million.
The Q3 2007 average selling price for a new system increased to EUR 15.2 million, compared with the Q2 2007 average selling price for a new system of EUR 12.7 million, due to a richer mix of leading edge immersion systems shipped. The Q3 2007 average selling price for all ASML systems sold was EUR 14.4 million, compared with the Q2 2007 average selling price of EUR 12.0 million.
Q3 2007 net bookings totaled 40 systems valued at EUR 857 million, including 35 new systems with an average selling price for new systems of EUR 23.5 million, a new record average selling price, reflecting the industry acceptance of the XT:1900i immersion technology. ASML received 22 orders for the TWINSCAN XT:1900i. ASML’s order backlog as of September 30, 2007 increased to EUR 1,769 million, totaling 90 systems with an average selling price of EUR 19.7 million. For comparison, ASML’s backlog as of July 1, 2007 was valued at EUR 1,745 million, totaling 109 systems with an average selling price of EUR 16.0 million.
In Q3 2007, ASML generated a net income of EUR 168 million or EUR 0.35 per ordinary share as compared to a net income of EUR 161 million in Q2 2007 or EUR 0.34 per ordinary share.
The company’s Q3 2007 gross margin was 41.2 percent, compared with the Q2 2007 gross margin of 41.1 percent.

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Q3 2007 research and development (R&D) costs were EUR 120 million net of credits, compared with Q2 2007 R&D costs of EUR 120 million net of credits.
Selling, general and administrative (SG&A) expenses were EUR 56 million in Q3 2007, compared with SG&A expenses of EUR 56 million in Q2 2007.
Net cash from operations was EUR 169 million in Q3 2007. ASML ended Q3 2007 with EUR 2,445 million in cash and cash equivalents.
In Q3 holders converted EUR 336 million principle amount of the convertible subordinated notes due 2010 into approximately 24 million shares. Approximately 17 million of those shares were newly issued shares and 7 million were treasury shares. ASML is calling today the remainder of the outstanding 2010 bonds for redemption on November 7, representing EUR 44 million in principle amount.
In an ongoing commitment to return excess cash to shareholders, ASML returned EUR 1,012 million in cash to its shareholders on October 4, as part of the capital restructuring announced on May 31. This brings the cumulative amount returned to shareholders since May 2006 to EUR 1,845 million. Furthermore, we will start a new share buy-back program for a maximum of 14 million shares to cover for outstanding employee stock options. The buy-back program will be funded out of our cash flow from operations and liquidity buffer. The purchase of the shares can take place at any time during a period ending on September 28, 2008, within the mandate granted by the General Meeting of Shareholders. ASML maintains its target for cash reserves of between EUR 1 billion and EUR 1.5 billion.
Outlook
“As expected, demand for ASML machines has picked up, driven by an industry need for our most advanced immersion machines. The improving trend is led by flash memory chip makers which have short term capacity needs and are moving to new products at 45 and 55 nm nodes. Following on in the medium term, continued price pressure in DRAM is pushing memory makers to more cost effective technology transitions that are

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enabled by immersion systems, as well as factory conversions from 200 millimeter to 300 millimeter equipment. These technology upgrades, added to an expected healthy although reduced DRAM memory unit growth, puts solid fundamentals under our memory business. Order intake at foundries should moreover rebound, as 2007 capacity build-up has been slow and utilization rates have been rising steadily since the first quarter of this year. We therefore expect that fourth quarter order unit intake will exceed third quarter bookings, and we see potential for our revenues over the first three quarters of 2008 to exceed the first three quarters of 2007,” Meurice said.
The company plans to ship 55 systems in Q4 2007 with an average selling price of EUR 16.9 million for new systems and an average selling price for all systems of EUR 15.0 million. The company expects a gross margin in Q4 2007 from 40 to 41 percent, R&D expenditures to increase to EUR 125 million, net of credits and SG&A expenses to be stable at EUR 56 million.
About ASML
ASML is the world’s leading provider of lithography systems for the semiconductor industry, manufacturing complex machines that are critical to the production of integrated circuits or chips. Headquartered in Veldhoven, the Netherlands, ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML. For more information, visit the Web site at ASML.com
IFRS Financial Reporting
ASML’s primary accounting standard for quarterly earnings releases and annual reports is US GAAP, the accounting standard generally accepted in the United States. Quarterly US GAAP statements of operations, statements of cash flows and balance sheets, and a reconciliation of net income and equity from US GAAP to IFRS are available on ASML.com
In addition to reporting financial figures in US GAAP, ASML also reports financial figures in IFRS for statutory purposes. The most significant differences between US GAAP and IFRS that affect ASML concern the capitalization of certain product development costs, the accounting of stock option plans and the accounting of existing convertible bonds. Quarterly IFRS statements of operations, statements of cash flows, balance sheets and a reconciliation of net income and equity from US GAAP to IFRS are available on ASML.com
Investor and Media Call
A conference call for investors and media will be hosted by CEO Eric Meurice and CFO Peter Wennink at 15:00 PM Central European Time / 09:00 AM Eastern U.S. time. Dial-

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in numbers are: in the Netherlands +31 20 531 5871 and the US +1 706 679 0473. Access is also via ASML.com to listen to the conference call.
A presentation about 2007 Third Quarter results is available on ASML.com
A replay of the Investor and Media Call will be available on ASML.com.
Forward Looking Statements
“Safe Harbor” Statement under the US Private Securities Litigation Reform Act of 1995: the matters discussed in this document may include forward-looking statements that are subject to risks and uncertainties including, but not limited to: economic conditions, product demand and semiconductor equipment industry capacity, worldwide demand and manufacturing capacity utilization for semiconductors (the principal product of our customer base), competitive products and pricing, manufacturing efficiencies, new product development, ability to enforce patents, the outcome of intellectual property litigation, availability of raw materials and critical manufacturing equipment, trade environment, and other risks indicated in the risk factors included in ASML’s Annual Report on Form 20-F and other filings with the US Securities and Exchange Commission.

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